UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 0-11330

Paychex, Inc. 401(k)
Incentive Retirement Plan
(Full title of the Plan)
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedule and Exhibits

Page No.

Signatures	3

Financial Statements

Reports of Independent Registered Public Accounting Firms	4

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	6

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2013 and 2012	7

Notes to Financial Statements	8

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Exhibits

23.1 – Consent of Independent Registered Public Accounting Firm for report dated June 10, 2014	15
23.2 – Consent of Independent Registered Public Accounting Firm for report dated June 27, 2013	16

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
June 10, 2014:

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Jacob W. Flaitz, Jr.
Jacob W. Flaitz, Jr.
401(k) Committee Member

Report of Independent Registered Public Accounting Firm

Paychex, Inc. 401(k) Incentive Retirement Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,
/s/ Insero & Company CPAs, P.C.
Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 10, 2014

Report of Independent Registered Public Accounting Firm

Paychex, Inc. 401(k) Incentive Retirement Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan at December 31, 2012, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Rochester, NY
June 27, 2013

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,
	2013	2012
Assets
Cash	$3,627	$2,805
Investments:
Paychex ESOP Stock Fund	147,040	111,301
American Funds EuroPacific Growth Fund	44,921	41,019
ClearCourse Group Variable Annuity	9,534	8,953
Columbia Short Term Bond Fund	10,921	10,478
Dreyfus Mid Cap Index Fund	—	16,187
Dreyfus Small Cap Stock Index Fund	—	10,103
Fidelity Balanced Fund K	42,873	35,775
Fidelity Freedom K Funds 2005—2055	104,513	75,062
Fidelity Freedom K Income Fund	2,657	1,694
Fidelity U.S. Government Reserves Fund	37,454	37,000
Harbor Capital Appreciation Fund	61,550	45,452
Invesco Growth and Income Fund	42,151	27,236
Spartan International Index Fund	21,375	11,215
Spartan Total Market Index Fund	18,556	12,602
Spartan U.S. Bond Index Fund	42,996	47,121
Spartan 500 Index Fund	49,090	36,729
T. Rowe Price Small-Cap Value Fund	37,416	28,835
Vanguard S&P Mid-Cap 400 Index Fund	23,554	—
Vanguard S&P Small-Cap 600 Index Fund	22,267	—
Wells Fargo Advantage Common Stock Fund	37,043	31,687
Total investments	755,911	588,449

Notes receivable from participants	17,481	17,268
Net assets available for benefits	$777,019	$608,522
See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	Year Ended December 31,
	2013	2012
Contributions:
Participant	$50,932	$45,863
Employer, net of forfeitures	14,200	12,384
Transfers from other qualified plans	6	15
Total contributions	65,138	58,262

Investment income:
Dividend and interest income	17,736	18,085
Net realized and unrealized appreciation in fair value of investments	138,948	44,957
Total investment income	156,684	63,042

Interest income on notes receivable from participants	731	726

Benefits paid to participants	(54,056)	(48,063)
Change in net assets available for benefits	168,497	73,967

Net assets available for benefits at beginning of year	608,522	534,555
Net assets available for benefits at end of year	$777,019	$608,522
See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012
NOTE A. PLAN DESCRIPTION
The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan Document and Summary Plan Description.
General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax and/or after-tax basis through payroll deductions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on July 1, 1984 and restated in April 2002, January 2007, and October 2011 to include legislative and other applicable regulatory developments through October 1, 2011, as well as make other changes and enhancements to the Plan.
The Plan operates in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. As of December 31, 2013 and 2012, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Paychex ESOP Stock Fund (“ESOP Fund”).
Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Board of Directors of the Company. The Plan’s trustee and record keeper is Fidelity Management Trust Company (“Fidelity”), who is also the trustee for the ESOP Fund. Fidelity was responsible for the custody and management of the Plan’s assets for the periods noted.
Plan Amendments: During 2013, there were no amendments to the Plan. During 2012, there was one amendment to the Plan to change the manner in which members of the Plan Committee are appointed and to make certain conforming changes to the Plan's governance provisions.
Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution, when such matching contribution is in effect.
Contributions: Employees may contribute, on a pre-tax basis and/or on an after-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. For the Roth 401(k), employees may only contribute on an after-tax basis, subject to these same limitations. The maximum allowable annual employee contribution to the Plan was $17,500 in 2013 and $17,000 in 2012. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts.
The Company provided a matching contribution in the amount of 50% of up to 8% of eligible pay that an employee contributed to the Plan, effective for pay dates on or after November 15, 2013. Between February 10, 2012 and November 15, 2013, the Company provided a matching contribution in the amount of 50% of up to 6% of eligible pay that an employee contributed to the Plan. Prior to February 10, 2012, the Company provided a matching contribution in the amount of 50% of up to 4% of eligible pay that an employee contributed to the Plan. The Company may also elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2013 and 2012.
Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution on a pre-tax basis and/or on an after-tax basis. For the Roth 401(k), participants “catch-up” contributions can only be made on an after-tax basis. This contribution was limited to $5,500 in both 2013 and 2012. The “catch-up” contributions are included in the match calculation, when such matching contribution is in effect, if the employee’s regular contribution is less than allowable percentage of eligible pay.
Vesting: Participants are fully vested as to their elective contributions, rollover contributions, and company matching contributions, as well as any earnings or losses on them. Within the ESOP, dividends received are fully vested, regardless of years of service.

Participant Accounts: The trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the ESOP Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.
Investment Options: As of December 31, 2013, participants may direct contributions in the following investment options:

•	Paychex ESOP Stock Fund

•	American Funds EuroPacific Growth Fund

•	Columbia Short Term Bond Fund

•	Fidelity Balanced Fund K

•	Fidelity Freedom K Funds 2005—2055

•	Fidelity Freedom K Income Fund

•	Fidelity U.S. Government Reserves Fund

•	Harbor Capital Appreciation Fund

•	Invesco Growth and Income Fund

•	Spartan International Index Fund

•	Spartan Total Market Index Fund

•	Spartan U.S. Bond Index Fund

•	Spartan 500 Index Fund

•	T. Rowe Price Small-Cap Value Fund

•	Vanguard S&P Mid-Cap 400 Index Fund

•	Vanguard S&P Small-Cap 600 Index Fund

•	Wells Fargo Advantage Common Stock Fund
Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance, fees, and other key indicators of all investment options and may enter or exit funds at its discretion with the exception of the Paychex ESOP Stock Fund.
ClearCourse Group Variable Annuity is an investment option that provides both guaranteed income at retirement with additional market growth opportunity based on the market performance of its underlying portfolio and it has no redemption restrictions. Effective February 27, 2012, ClearCourse Group Variable Annuity was frozen to new contributions and transfers into the fund.
Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $50,000 for both 2013 and 2012. Forfeited balances not yet applied to reduce employer contributions as of December 31, 2013 and 2012, respectively, were not material to the financial statements.
Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the United States (“U.S.”) prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one-time, non-refundable loan origination fee of $75, which is deducted from the participant’s account.
Withdrawals: Withdrawals for financial hardship are permitted provided they are for a significant and immediate financial need, meet the applicable hardship criteria as outlined in the Code, and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal and must exhaust all other eligible withdrawals available in the Plan. One hardship withdrawal may be taken each calendar year. For actively employed Plan participants, the Plan also allows for: partial withdrawals of vested balances at age 59 1/2; withdrawals of rollover contributions made prior to April 15, 2002; and withdrawals of dividends on the participant’s shares of Paychex common stock in the ESOP Fund in the form of cash, if desired.
Payment of Benefits: Upon separation from employment, at retirement, or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a fixed period of time.

Participants in the ClearCourse Group Variable Annuity may elect to receive their vested interest as follows: full lifetime retirement income guarantee at the age of 65 or older; reduced lifetime retirement income guarantee between the ages of 55 and 64; and forfeiture of the lifetime retirement income guarantee prior to age 55.
Voting and Tender Offer Rights on ESOP Stock: Each participant in the ESOP Fund is entitled to exercise voting rights on shares held in their account and also direct the ESOP trustee to tender their shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate their preference with respect to a tender offer, the trustee will vote the participant’s shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to permanently discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Net realized gains or losses upon the sale of investments are based on their average cost. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Contributions: Contributions from the Company are accrued in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.
Notes Receivable from Participants: The principal amount of loans plus any unpaid accrued interest is reported as notes receivable from participants on the Statements of Net Assets Available for Benefits. Loans to participants have various maturity dates and interest rates range from 3.25% to 9.25%. Interest earned is recorded on an accrual basis as interest income on notes receivable from participants in the Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits: Benefits are recorded when paid.
Recently Issued Accounting Pronouncements: Other recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.
Subsequent Events: The Plan has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements.

NOTE C. INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets as of:

	December 31,
In thousands	2013	2012
Paychex ESOP Stock Fund	$147,040	$111,301
Harbor Capital Appreciation Fund	61,550	45,452
Spartan 500 Index Fund	49,090	36,729
American Funds EuroPacific Growth Fund	44,921	41,019
Spartan U.S. Bond Index Fund	42,996	47,121
Fidelity Balanced Fund K	42,873	35,775
Invesco Growth and Income Fund	42,151	*
Fidelity U.S. Government Reserves Fund	*	37,000
Wells Fargo Advantage Common Stock Fund	*	31,687
* Balance was less than 5% of the Plan's net assets.

The change in fair value of the Plan’s investments, including net realized and unrealized gains and (losses), is as follows:

	Year Ended December 31,
In thousands	2013	2012
Paychex ESOP Stock Fund	$47,945	$4,141
American Funds EuroPacific Growth Fund	6,952	6,279
American Funds Growth Fund of America	—	4,580
ClearCourse Group Variable Annuity	1,582	1,083
Columbia Short Term Bond Fund	(46)	122
Dreyfus Mid Cap Index Fund	1,487	1,608
Dreyfus Small Cap Stock Index Fund	699	1,155
Fidelity Balanced Fund K	4,674	3,464
Fidelity Freedom K Funds 2005—2055	13,424	5,735
Fidelity Freedom K Income Fund	53	66
Harbor Capital Appreciation Fund	14,574	493
Invesco Growth and Income Fund	8,458	2,901
Spartan International Index Fund	3,091	1,273
Spartan Total Market Index Fund	4,125	1,325
Spartan U.S. Bond Index Fund	(2,080)	358
Spartan 500 Index Fund	11,140	4,091
T. Rowe Price Small-Cap Value Fund Advisor	—	2,533
T. Rowe Price Small-Cap Value Fund	8,122	683
Vanguard S&P Mid-Cap 400 Index Fund	4,234	—
Vanguard S&P Small-Cap 600 Index Fund	4,015	—
Wells Fargo Advantage Common Stock Fund	6,499	3,067
Net realized and unrealized appreciation in fair value of investments	$138,948	$44,957

NOTE D. FAIR VALUE MEASUREMENTS
The carrying value of cash approximates fair value due to the short maturities of these instruments. Notes receivable from participants are valued at the principal amount plus accrued interest, which approximates fair value. Mutual funds and Paychex common stock, which is the sole investment in the ESOP Fund, are stated at their approximate fair value based on quoted market prices. The Annuity Fund, ClearCourse Group Variable Annuity, is valued by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying investments less applicable ClearCourse asset charges. The underlying investments are in Janus Balanced T Share Class Fund.
The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•
Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents information on the Plan’s financial assets measured at fair value on a recurring basis as of:

	December 31, 2013
	Carrying value (Fair value)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
In thousands
Mutual Funds	$599,337	$599,337	$—	$—
Paychex Common Stock	147,040	147,040	—	—
Annuity Fund	9,534	—	9,534	—

The following table presents information on the Plan’s financial assets measured at fair value on a recurring basis as of:

	December 31, 2012
	Carrying value (Fair value)	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
In thousands
Mutual Funds	$468,195	$468,195	$—	$—
Paychex Common Stock	111,301	111,301	—	—
Annuity Fund	8,953	—	8,953	—

NOTE E. RISKS AND UNCERTAINTIES
The Plan provides certain investments that are exposed to various risks, such as interest rate risk, credit risk, and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and of Changes in Net Assets Available for Benefits.
The Plan’s exposure to a concentration of risk is limited by the diversification of investments across 27 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund, which invests in a single security and cash.

NOTE F. RELATED PARTY TRANSACTIONS
The Plan’s holdings of Paychex common stock qualify as a party-in-interest transaction. As of December 31, 2013, the Plan held 3,229,531 shares of Paychex common stock at a fair market value of $147,040,546. As of December 31, 2012, the Plan held 3,574,212 shares of Paychex common stock at a fair market value of $111,300,962.
Fidelity serves as trustee, recordkeeper, and custodian of the Plan and, therefore, is a party-in-interest. Administrative expenses of the Plan are paid by the Company. The Company paid approximately $329,000 and $321,000 in 2013 and 2012, respectively, in administrative expenses.

NOTE G. TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 21, 2008, stating that the Plan is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
The preparation of financial statements in conformity with GAAP requires the Plan Committee to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Committee believes it is no longer subject to income tax examinations for the years prior to 2010.

NOTE H. RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
As allowed by ERISA, the Plan has elected to prepare its IRS Form 5500 on the cash basis of accounting. The financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. The following is a reconciliation between the net assets available for benefits as reported in the financial statements to the net assets available for benefits as reported in IRS Form 5500 as of:

	December 31,
In thousands	2013	2012
Net assets available for benefits – financial statements	$777,019	$608,522
Less: deemed distributions —defaulted loans	77	80
Net assets available for benefits – IRS Form 5500	$776,942	$608,442

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, LINE 4i- FORM 5500)
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
December 31, 2013
(Dollars, Units, and Shares in Thousands)

Identity of Party Involved	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Units/ Shares	Current Value
Fidelity*	Cash	—	$3,627
Fidelity*	Paychex, Inc. Common Stock	3,230	147,040
Fidelity*	American Funds EuroPacific Growth Fund	917	44,921
Fidelity*	ClearCourse Group Variable Annuity	729	9,534
Fidelity*	Columbia Short Term Bond Fund	1,096	10,921
Fidelity*	Fidelity Balanced Fund K	1,885	42,873
Fidelity*	Fidelity Freedom K Funds 2005	73	986
Fidelity*	Fidelity Freedom K Funds 2010	123	1,726
Fidelity*	Fidelity Freedom K Funds 2015	362	5,151
Fidelity*	Fidelity Freedom K Funds 2020	590	8,776
Fidelity*	Fidelity Freedom K Funds 2025	848	13,157
Fidelity*	Fidelity Freedom K Funds 2030	1,044	16,551
Fidelity*	Fidelity Freedom K Funds 2035	927	15,190
Fidelity*	Fidelity Freedom K Funds 2040	977	16,099
Fidelity*	Fidelity Freedom K Funds 2045	830	13,940
Fidelity*	Fidelity Freedom K Funds 2050	678	11,431
Fidelity*	Fidelity Freedom K Funds 2055	125	1,506
Fidelity*	Fidelity Freedom K Income Fund	222	2,657
Fidelity*	Fidelity U.S. Government Reserves Fund	37,454	37,454
Fidelity*	Harbor Capital Appreciation Fund	1,094	61,550
Fidelity*	Invesco Growth and Income Fund	1,559	42,151
Fidelity*	Spartan International Index Fund	526	21,375
Fidelity*	Spartan Total Market Index Fund	343	18,556
Fidelity*	Spartan U.S. Bond Index Fund	3,785	42,996
Fidelity*	Spartan 500 Index Fund	750	49,090
Fidelity*	T. Rowe Price Small-Cap Value Fund	743	37,416
Fidelity*	Vanguard S&P Mid-Cap 400 Index Fund	131	23,554
Fidelity*	Vanguard S&P Small-Cap 600 Index Fund	113	22,267
Fidelity*	Wells Fargo Advantage Common Stock Fund	1,502	37,043
Participants *	Participant loans **	—	17,481
			$777,019

* Represents party-in-interest
** Loans to participants have various maturity dates (interest at 3.25% to 9.25%).